SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Zomedica Pharmaceuticals Corp.

(Name of Issuer)

Common Stock

without par value

(Title of Class of Securities)

98979F107

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98979F107	Schedule 13G	Page 2 of 12 Pages

1	Name of Reporting Persons Equidebt LLC(1)
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Michigan limited liability company
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 8,952,493
	6	Shared Voting Power 0
	7	Sole Dispositive Power 8,952,493
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,952,493
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.44%
12	Type of Reporting Person OO (limited liability company)

(1)

This Schedule 13G/A is filed by Equidebt LLC; Wickfield Properties, LLC; Lakeview Asset Management LLC; Bradley J. Hayosh; and Jeffrey S. Starman (together, the "Reporting Persons").  The Reporting Persons expressly disclaim status as a "group" for purposes of Schedule 13G/A.  Bradley J. Hayosh and Jeffrey S. Starman are Managers of Equidebt LLC and exercise shared voting and shared dispositive power over the shares held by Equidebt LLC and may be deemed to own beneficially the shares held by Equidebt because, acting jointly in their capacity as Managers, they can cause Equidebt LLC to make decisions regarding voting and disposition of shares.  Bradley J. Hayosh and Jeffrey S. Starman are also Managers of Wickfield Properties, LLC and exercise shared voting and shared dispositive power over the shares held by Wickfield Properties, LLC and may be deemed to own beneficially the shares held by Wickfield Properties because, acting jointly in their capacity as Managers, they can cause Wickfield Properties, LLC to make decisions regarding voting and disposition of shares.  Bradley J. Hayosh and JH5 Family LLC each own a 50% membership interest in Lakeview Asset Management LLC.  Bradley J. Hayosh has sole dispositive power over the shares held by Lakeview Asset Management, and Jeffrey S. Starman owns a 39.5% interest in Lakeview Asset Management member JH5 Family LLC.  Bradley J. Hayosh and Jeffrey S. Starman may be deemed to own beneficially the shares held by Lakeview Asset Management because, acting jointly in their capacity as Members, they can cause Lakeview Asset Management LLC to make decisions regarding voting and disposition of shares.  Bradley J. Hayosh owns 167,845 shares of the Issuer directly and Jeffrey S. Starman owns no shares of the Issuer directly.

CUSIP No. 98979F107	Schedule 13G	Page 3 of 12 Pages

1	Name of Reporting Persons Wickfield Properties, LLC(1)
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Michigan limited liability company
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 25,874
	6	Shared Voting Power 0
	7	Sole Dispositive Power 25,874
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,874
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0.03%
12	Type of Reporting Person OO (limited liability company)

(1)

This Schedule 13G/A is filed by Equidebt LLC; Wickfield Properties, LLC; Lakeview Asset Management LLC; Bradley J. Hayosh; and Jeffrey S. Starman (together, the "Reporting Persons").  The Reporting Persons expressly disclaim status as a "group" for purposes of Schedule 13G/A.  Bradley J. Hayosh and Jeffrey S. Starman are Managers of Equidebt LLC and exercise shared voting and shared dispositive power over the shares held by Equidebt LLC and may be deemed to own beneficially the shares held by Equidebt because, acting jointly in their capacity as Managers, they can cause Equidebt LLC to make decisions regarding voting and disposition of shares.  Bradley J. Hayosh and Jeffrey S. Starman are also Managers of Wickfield Properties, LLC and exercise shared voting and shared dispositive power over the shares held by Wickfield Properties, LLC and may be deemed to own beneficially the shares held by Wickfield Properties because, acting jointly in their capacity as Managers, they can cause Wickfield Properties, LLC to make decisions regarding voting and disposition of shares.  Bradley J. Hayosh and JH5 Family LLC each own a 50% membership interest in Lakeview Asset Management LLC.  Bradley J. Hayosh has sole dispositive power over the shares held by Lakeview Asset Management, and Jeffrey S. Starman owns a 39.5% interest in Lakeview Asset Management member JH5 Family LLC.  Bradley J. Hayosh and Jeffrey S. Starman may be deemed to own beneficially the shares held by Lakeview Asset Management because, acting jointly in their capacity as Members, they can cause Lakeview Asset Management LLC to make decisions regarding voting and disposition of shares.  Bradley J. Hayosh owns 167,845 shares of the Issuer directly and Jeffrey S. Starman owns no shares of the Issuer directly.

CUSIP No. 98979F107	Schedule 13G	Page 4 of 12 Pages

1	Name of Reporting Persons Lakeview Asset Management LLC(1)
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Michigan limited liability company
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 37,195
	6	Shared Voting Power 0
	7	Sole Dispositive Power 37,195
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 37,195
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0.04%
12	Type of Reporting Person OO (limited liability company)

(1)

This Schedule 13G/A is filed by Equidebt LLC; Wickfield Properties, LLC; Lakeview Asset Management LLC; Bradley J. Hayosh; and Jeffrey S. Starman (together, the "Reporting Persons").  The Reporting Persons expressly disclaim status as a "group" for purposes of Schedule 13G/A.  Bradley J. Hayosh and Jeffrey S. Starman are Managers of Equidebt LLC and exercise shared voting and shared dispositive power over the shares held by Equidebt LLC and may be deemed to own beneficially the shares held by Equidebt because, acting jointly in their capacity as Managers, they can cause Equidebt LLC to make decisions regarding voting and disposition of shares.  Bradley J. Hayosh and Jeffrey S. Starman are also Managers of Wickfield Properties, LLC and exercise shared voting and shared dispositive power over the shares held by Wickfield Properties, LLC and may be deemed to own beneficially the shares held by Wickfield Properties because, acting jointly in their capacity as Managers, they can cause Wickfield Properties, LLC to make decisions regarding voting and disposition of shares.  Bradley J. Hayosh and JH5 Family LLC each own a 50% membership interest in Lakeview Asset Management LLC.  Bradley J. Hayosh has sole dispositive power over the shares held by Lakeview Asset Management, and Jeffrey S. Starman owns a 39.5% interest in Lakeview Asset Management member JH5 Family LLC.  Bradley J. Hayosh and Jeffrey S. Starman may be deemed to own beneficially the shares held by Lakeview Asset Management because, acting jointly in their capacity as Members, they can cause Lakeview Asset Management LLC to make decisions regarding voting and disposition of shares.  Bradley J. Hayosh owns 167,845 shares of the Issuer directly and Jeffrey S. Starman owns no shares of the Issuer directly.

CUSIP No. 98979F107	Schedule 13G	Page 5 of 12 Pages

1	Name of Reporting Persons Bradley J. Hayosh(1)
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 167,845
	6	Shared Voting Power 9,015,562
	7	Sole Dispositive Power 205,040
	8	Shared Dispositive Power 8,978,367
9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,183,407
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.69%
12	Type of Reporting Person IN; HC

(1)

This Schedule 13G/A is filed by Equidebt LLC; Wickfield Properties, LLC; Lakeview Asset Management LLC; Bradley J. Hayosh; and Jeffrey S. Starman (together, the "Reporting Persons").  The Reporting Persons expressly disclaim status as a "group" for purposes of Schedule 13G/A.  Bradley J. Hayosh and Jeffrey S. Starman are Managers of Equidebt LLC and exercise shared voting and shared dispositive power over the shares held by Equidebt LLC and may be deemed to own beneficially the shares held by Equidebt because, acting jointly in their capacity as Managers, they can cause Equidebt LLC to make decisions regarding voting and disposition of shares.  Bradley J. Hayosh and Jeffrey S. Starman are also Managers of Wickfield Properties, LLC and exercise shared voting and shared dispositive power over the shares held by Wickfield Properties, LLC and may be deemed to own beneficially the shares held by Wickfield Properties because, acting jointly in their capacity as Managers, they can cause Wickfield Properties, LLC to make decisions regarding voting and disposition of shares.  Bradley J. Hayosh and JH5 Family LLC each own a 50% membership interest in Lakeview Asset Management LLC.  Bradley J. Hayosh has sole dispositive power over the shares held by Lakeview Asset Management, and Jeffrey S. Starman owns a 39.5% interest in Lakeview Asset Management member JH5 Family LLC.  Bradley J. Hayosh and Jeffrey S. Starman may be deemed to own beneficially the shares held by Lakeview Asset Management because, acting jointly in their capacity as Members, they can cause Lakeview Asset Management LLC to make decisions regarding voting and disposition of shares.  Bradley J. Hayosh owns 167,845 shares of the Issuer directly and Jeffrey S. Starman owns no shares of the Issuer directly.

CUSIP No. 98979F107	Schedule 13G	Page 6 of 12 Pages

1	Name of Reporting Persons Jeffrey S. Starman(1)
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 9,015,562
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,978,367
9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,015,562
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.51%
12	Type of Reporting Person IN; HC

(1)

This Schedule 13G/A is filed by Equidebt LLC; Wickfield Properties, LLC; Lakeview Asset Management LLC; Bradley J. Hayosh; and Jeffrey S. Starman (together, the "Reporting Persons").  The Reporting Persons expressly disclaim status as a "group" for purposes of Schedule 13G/A.  Bradley J. Hayosh and Jeffrey S. Starman are Managers of Equidebt LLC and exercise shared voting and shared dispositive power over the shares held by Equidebt LLC and may be deemed to own beneficially the shares held by Equidebt because, acting jointly in their capacity as Managers, they can cause Equidebt LLC to make decisions regarding voting and disposition of shares.  Bradley J. Hayosh and Jeffrey S. Starman are also Managers of Wickfield Properties, LLC and exercise shared voting and shared dispositive power over the shares held by Wickfield Properties, LLC and may be deemed to own beneficially the shares held by Wickfield Properties because, acting jointly in their capacity as Managers, they can cause Wickfield Properties, LLC to make decisions regarding voting and disposition of shares.  Bradley J. Hayosh and JH5 Family LLC each own a 50% membership interest in Lakeview Asset Management LLC.  Bradley J. Hayosh has sole dispositive power over the shares held by Lakeview Asset Management, and Jeffrey S. Starman owns a 39.5% interest in Lakeview Asset Management member JH5 Family LLC.  Bradley J. Hayosh and Jeffrey S. Starman may be deemed to own beneficially the shares held by Lakeview Asset Management because, acting jointly in their capacity as Members, they can cause Lakeview Asset Management LLC to make decisions regarding voting and disposition of shares.  Bradley J. Hayosh owns 167,845 shares of the Issuer directly and Jeffrey S. Starman owns no shares of the Issuer directly.

CUSIP No. 98979F107	Schedule 13G	Page 7 of 12 Pages

Item 1(a).	Name of Issuer:

Zomedica Pharmaceuticals Corp.

Item 1(b).	Address of Issuer's Principal Executive Offices:

3928 Varsity Drive, Ann Arbor, Michigan 48108

Item 2(a).	Name of Person Filing:

Equidebt LLC, a Michigan limited liability company
Wickfield Properties, LLC; a Michigan limited liability company
Lakeview Asset Management LLC, a Michigan limited liability company
Bradley J. Hayosh, an individual
Jeffrey S. Starman, an individual

This Schedule 13G/A is filed by Equidebt LLC; Wickfield Properties, LLC; Lakeview Asset Management LLC; Bradley J. Hayosh; and Jeffrey S. Starman (together, the "Reporting Persons").  The Reporting Persons expressly disclaim status as a "group" for purposes of Schedule 13G/A.   Jeffrey S. Starman owns no shares of the Issuer directly.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Address for each Reporting Person: 320 Huronview Blvd., Ann Arbor, Michigan 48103

Item 2(c).	Citizenship:

Equidebt LLC, a Michigan limited liability company

Wickfield Properties, LLC; a Michigan limited liability company

Lakeview Asset Management LLC, a Michigan limited liability company

Bradley J. Hayosh, United States of America

Jeffrey S. Starman, United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, without par value

Item 2(e).	CUSIP Number:

98979F107

CUSIP No. 98979F107	Schedule 13G	Page 8 of 12 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

	☒	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership.

A.	Equidebt LLC.

(a)	Amount Beneficially Owned: 8,952,493 total shares of common stock. Equidebt LLC owns 8,952,493 shares of Common Stock for which Equidebt LLC is the shareholder.

(b)

Percent of Class: The number of shares owned by Equidebt LLC constitutes 9.44% of the Common Stock outstanding. This percentage is calculated based on 94,796,209 shares of Common Stock outstanding as of November 13, 2018, as reported by the Issuer in a Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018.

CUSIP No. 98979F107	Schedule 13G	Page 9 of 12 Pages

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 8,952,493 shares of common stock.

	(ii)	Shared power to vote or to direct the vote: 0.

	(iii)	Sole power to dispose or to direct the disposition of: 8,952,493 shares of common stock.

	(iv)	Shared power to dispose or to direct the disposition of: 0.

B.	Wickfield Properties, LLC.

(a)	Amount Beneficially Owned: Wickfield Properties, LLC owns 25,874 shares of Common Stock for which Wickfield Properties, LLC is the shareholder.

(b)

Percent of Class: The number of shares owned by Wickfield Properties, LLC constitutes 0.02% of the Common Stock outstanding. This percentage is calculated based on 94,796,209 shares of Common Stock outstanding as of November 13, 2018, as reported by the Issuer in a Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 25,874 shares of common stock.

	(ii)	Shared power to vote or to direct the vote: 0.

	(iii)	Sole power to dispose or to direct the disposition of: 25,874 shares of common stock.

	(iv)	Shared power to dispose or to direct the disposition of: 0.

C.	Lakeview Asset Management LLC.

(a)	Amount Beneficially Owned: Lakeview Asset Management LLC owns 37,195 shares of Common Stock for which Lakeview Asset Management LLC is the shareholder.

(b)	Percent of Class: The number of shares owned by Lakeview Asset Management LLC constitutes 0.04% of the Common Stock outstanding. This percentage is calculated based on 94,796,209 shares of Common Stock outstanding as of November 13, 2018, as reported by the Issuer in a Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 37,195 shares of common stock.

	(ii)	Shared power to vote or to direct the vote: 0.

	(iii)	Sole power to dispose or to direct the disposition of: 37,195 shares of common stock.

	(iv)	Shared power to dispose or to direct the disposition of: 0.

D.	Bradley J. Hayosh.

(a)

Amount Beneficially Owned:  9,183,407 total shares of common stock.  Bradley J. Hayosh is a manager of Equidebt LLC and Wickfield Properties, LLC and may be deemed to have shared voting and shared dispositive power with respect to 8,978,367 shares of Common Stock.  Bradley J. Hayosh also holds a 50% membership interest in Lakeview Asset Management by which he may be deemed to have shared voting power and sole dispositive power with respect to 37,195 shares of Common Stock.  Bradley J. Hayosh owns 167,845 shares of Common Stock directly.

(b)

Percent of Class: 9.69% of the Common Stock outstanding.  This percentage is calculated based on 94,796,209 shares of Common Stock outstanding as of November 13, 2018, as reported by the Issuer in a Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 167,845 shares of common stock.

	(ii)	Shared power to vote or to direct the vote: 9,015,562 shares of common stock.

	(iii)	Sole power to dispose or to direct the disposition of: 205,040 shares of common stock.

	(iv)	Shared power to dispose or to direct the disposition of: 8,978,367 shares of common stock.

CUSIP No. 98979F107	Schedule 13G	Page 10 of 12 Pages

D.	Jeffrey S. Starman.

(a)

Amount Beneficially Owned:  Jeffrey S. Starman is a manager of Equidebt LLC and Wickfield Properties, LLC and may be deemed to have shared voting and shared dispositive power with respect to 8,978,367 shares of Common Stock.  Jeffrey S. Starman also holds a 39.5% membership interest in JH5 Family LLC, which in turn holds a 50% membership interest in Lakeview Asset Management, by which Jeffrey S. Starman may be deemed to have shared voting power with respect to 37,195 shares of Common Stock.  Jeffrey S. Starman does not own any shares of Common Stock directly.

(b)

Percent of Class: 9.51% of the Common Stock outstanding. This percentage is calculated based on 94,796,209 shares of Common Stock outstanding as of November 13, 2018, as reported by the Issuer in a Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0.

	(ii)	Shared power to vote or to direct the vote: 9,015,562 shares of common stock.

	(iii)	Sole power to dispose or to direct the disposition of: 0.

	(iv)	Shared power to dispose or to direct the disposition of: 8,978,367 shares of common stock.

CUSIP No. 98979F107	Schedule 13G	Page 11 of 12 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 98979F107	Schedule 13G	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EQUIDEBT LLC

Dated: February 14, 2019	By	/s/ Bradley J. Hayosh
Bradley J. Hayosh
Manager

Dated: February 14, 2019	By	/s/ Jeffrey S. Starman
Jeffrey S. Starman
Manager

Wickfield Properties, LLC

Dated: February 14, 2019	By	/s/ Bradley J. Hayosh
Bradley J. Hayosh
Manager

Dated: February 14, 2019	By	/s/ Jeffrey S. Starman
Jeffrey S. Starman
Manager

Lakeview Asset Management LLC

Dated: February 14, 2019	By	/s/ Bradley J. Hayosh
Bradley J. Hayosh
Member

Dated: February 14, 2019	By	/s/ Jeffrey S. Starman
JH5 Family LLC, Member
By Jeffrey S. Starman

Dated: February 14, 2019	/s/ Bradley J. Hayosh
Bradley J. Hayosh, individually

Dated: February 14, 2019	/s/ Jeffrey S. Starman
Jeffrey S. Starman, individually

EXHIBIT LIST

Exhibit A	Joint Filing Agreement

Exhibit B	Authorization

EXHIBIT A

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, with respect to their ownership of the Common Stock of Zomedica Pharmaceuticals Corp. and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this 14th day of February, 2019.

EQUIDEBT LLC

By	/s/ Bradley J. Hayosh
Bradley J. Hayosh
Manager

By	/s/ Jeffrey S. Starman
Jeffrey S. Starman
Manager

Wickfield Properties, LLC

By	/s/ Bradley J. Hayosh
Bradley J. Hayosh
Manager

By	/s/ Jeffrey S. Starman
Jeffrey S. Starman
Manager

Lakeview Asset Management LLC

By	/s/ Bradley J. Hayosh
Bradley J. Hayosh
Member

By	/s/ Jeffrey S. Starman
JH5 Family LLC, Member
By Jeffrey S. Starman

/s/ Bradley J. Hayosh
Bradley J. Hayosh, individually

/s/ Jeffrey S. Starman
Jeffrey S. Starman, individually

EXHIBIT B

AUTHORIZATION

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints EQUIDEBT LLC (the “Agent”) as an authorized agent and signatory to act on behalf of the undersigned, in any and all capacities, to:

1) prepare, execute in the undersigned’s name and on the undersigned’s behalf, and submit to the U.S. Securities and Exchange Commission (the “SEC”) a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports required by Section 13 or Section 16(a) of the Securities Exchange Act of 1934 or any rule or regulation of the SEC;

2) prepare and execute for and on behalf of the undersigned, in its capacity as the record or beneficial owner of the securities of any company registered with the SEC, any required (i) Schedules 13D and 13G in accordance with Section 13 of the Exchange Act and the rules thereunder (including any joint filing agreement), (ii) Forms 3, 4 and 5 in accordance with Section 16(a) of the Exchange Act and the rules thereunder (including any joint filing agreement), and (iii) Form 144 under Rule 144 of the Securities Act of 1933;

3) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such reports, forms or schedules, and complete and execute any amendment or amendments thereto, and timely file any such reports, forms or schedules with the SEC and any stock exchange or similar authority; and

4) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such Agent, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such Agent on behalf of the undersigned pursuant to this Authorization shall be in such form and shall contain such terms and conditions as such Agent may approve in such Agent’s discretion.

The undersigned hereby grants to such Agent full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such Agent shall lawfully do or cause or have caused to be done by virtue of this Authorization and the rights and powers herein granted. The undersigned acknowledges that the foregoing Authorization, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with Sections 13 or 16 of the Securities Exchange Act of 1934 or Rule 144 of the Securities Act of 1933.

This Authorization shall remain in full force and effect until the undersigned is no longer required to file Schedules 13D and 13G, and Forms 3, 4, 5 and 144 with respect to the securities owned by the undersigned, unless earlier revoked by the undersigned.

IN WITNESS WHEREOF, the undersigned has caused this Authorization to be executed as of this 14th day of February, 2019.

Wickfield Properties, LLC

By	/s/ Bradley J. Hayosh
Bradley J. Hayosh
Manager

By	/s/ Jeffrey S. Starman
Jeffrey S. Starman
Manager

Lakeview Asset Management LLC

By	/s/ Bradley J. Hayosh
Bradley J. Hayosh
Member

By	/s/ Jeffrey S. Starman
JH5 Family LLC, Member
By Jeffrey S. Starman

/s/ Bradley J. Hayosh
Bradley J. Hayosh, individually

/s/ Jeffrey S. Starman
Jeffrey S. Starman, individually